SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2005 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. .

Rio de Janeiro , Brazil – April 28, 2005 – Tele Sudeste Celular Participações S.A. TSD, (Bovespa: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE: TSD), announces today its consolidated results for the first quarter 2005 (1Q05). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

* For comparison reasons in the number of shares, the reverse stock split was not considered.

Tele Sudeste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind in the Brazilian market. In April 2005, VIVO Group recorded 27 million customers, thus consolidating its market leadership.

HIGHLIGHTS 1Q05

•  First 3G cellular operator in Latin America , a key tool for the company's innovation strategy, which was possible due to the CDMA2000 1xEV-DO technology.

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services .

•  100% coverage in the municipalities within its area of operation with CDMA 1xRTT digital technology.

•  TSD´s customer base rose 17.2% over last year, recording 4,424 thousand customers. Post-paid customer base increased by 13.9% in relation to the 1Q04.

•  Post-paid net additions increased in relation to 1Q04, showing the success of the commercial campaigns.

•  SAC recorded a 14.4% reduction over 4Q04, despite the strong competition and marketing campaigns turned to different market segments.

•  Churn at 2.1%, a reduction 0.4 p.p. in relation to 4Q04, showing the successful customer retention campaigns.

•  Post-paid MOU increased by 3.9% in relation to 4Q04.

•  TSD's productivity grew 61.7% and 3.5% when compared to 1Q04 and 4Q04, showing efficiency gains in its operations.

•  Data revenues grew 108.9% in relation to 1Q04, reaching 3.9% of the net services revenue in 1Q05.

VIVO

VIVO celebrated two years in April, recording more than 27 million customers. In these two outstanding years of operations marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: Vivo Agenda , Vivo Localiza , Olho Vivo , state-of-the-art corporate solutions, interactive games such as Vivo em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the company's image, contributing to the development of our society."

Distribution Channels

On March 31, 2005, TSD had 51 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 900 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO and Banco do Brasil have launched the Download Banking system through cellular phone. This service allows access to Banco do Brasil accounts through VIVO cellular phone, with the same convenience and safety as in the Internet Banking. Initial transactions available are account balance and statement consultation, payment of bills and convention fees, transfer of funds between BB accounts, recharge of pre-paid cellular phones and donations to the Zero Hunger Program. This facility is available from the VIVO Downloads service, and allows computer applications to be downloaded into compatible cellular phones and to be used in the same way as in a regular microcomputer.

In February VIVO launched the new Chat service, which provides users with a larger number of interactive options. Provided with more commands, chat rooms and much more fun, the new version enables more intelligent and intuitive navigation, making conversation quicker and in real time. Having been on the air since December 2004, VIVO's Chat has already recorded 17 thousand daily users.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 1Q04 and 4Q04 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 17.2% in relation to 1Q04, reaching 4,424 thousand customers. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures

•  TSD's share in net additions was 26.5%, despite the strong competition in a market with 4 operators.

•  SAC decreased by 14.4% in relation to 4Q04, due to seasonal difference between the periods and an increase in prices of low cost handsets as a result of the end of Christmas campaigns.

•  Churn at 2.1% recorded 0.4 and 0.3 p.p. reductions in relation to 4Q04 and 1Q04, respectively, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty, even though operating in a strongly competitive area.

•  The blended ARPU of R$ 32.0 recorded a 3.4% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter.

•  Increase of post-paid MOU by 3.9% in relation to 1Q04, due to the increase in the outgoing MOU as a result of the commercial campaigns.

•  The growing improvement in operation efficiency can be measured by the productivity increase in 1Q05 of 61.7% and 3.5% in relation to 1Q04 and 4Q04, respectively, due to the continuous programs to obtain synergies, integration and rationalization in organizational and process terms.

NET OPERATING REVENUES - TSD

R$ million	According to Corporate Law				
	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Subscription and Usage	221.3	210.9	4.9%	197.3	12.2%
Network usage	183.3	190.7	-3.9%	188.2	-2.6%
Other services	17.3	12.6	37.3%	10.0	73.0%
Net service revenues	**421.9**	**414.2**	**1.9%**	**395.5**	**6.7%**
Net handset revenues	54.2	104.7	-48.2%	53.1	2.1%
Net Revenues	**476.1**	**518.9**	**-8.2%**	**448.6**	**6.1%**

Net Operating Revenues
1Q05
Net handset revenues 11.4%
Other services 3.6%
Subscription and Usage 46.5%
Network usage 38.5%

Net Operating Revenues
1Q04
Net handset revenues 11.8%
Other services 2.2%
Subscription and Usage 44.0%
Network usage 42.0%

Net Services Revenue

The net services revenue grew 6.7% and 1.9% in relation to 1Q04 and 4Q04, respectively, recording R$ 421.9 million. Such result is a consequence of the use of value-added services (including data), despite seasonal differences between the periods and right planning.

It must be emphasized that the outgoing services revenue recorded an increase in 1Q05, which was partially offset by a reduction in the incoming services revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and Bill & Keep effect.

We must point out that no increase has been recorded in this year, up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 108.9% in the year-to-year comparison, representing 3.9% of the net service revenues (2.0% in 1Q04). This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 64.8% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 15 million, up 60% over the average posted in the same period in 2004.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04, mainly due to the collective bargaining agreement signed in December 2004, which approved an average 6.0% adjustment to salaries, partially offset by a reduction in the headcount in 2004.

Cost of Services Rendered

The 7.8% reduction in the cost of services rendered in 1Q05, in relation to 4Q04, is due to the reduction in the usage volume, however impacted by non-recurring effects, in the interconnection charges in the 4Q04 and leased lines referred to network sharing in the 1Q05.

Cost of Goods Sold

Cost of goods sold decreased by 53.5% in 1Q05 in relation to 4Q04, due to the reduced number of activated handsets (gross additions decreased by 48.2%), in line with the 48.2% reduction in sales of handsets.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by the reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 11.5% reduction, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, default rate was 1.4% of the gross revenue, lower than the default recorded for the same period of last year, which was 1.9%, showing an improvement in collection actions.

EBITDA

Considering the seasonal characteristics and the strong competition recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 152.4 million, up 49.4% in relation to 4Q04. EBITDA margin was 32.0% in 1Q05, 12.4 p.p. above the margin recorded in the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 43.7%.

Depreciation and Amortization

In 1Q05, depreciation and amortization expenses recorded 17.9% and 7.1% reductions in relation to 1Q04 and 4Q04, because of the end of the depreciation of part of the analog equipment that happend during the period

Financial Revenues (Expenses)

N et financial expenses in 1Q05 improved when compared to 4Q04. Among the variations occurred, the incidence of PIS and COFINS on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 23 million), which did not occur in 1Q05 and the increase in the interest rate (3.99% in 4Q04 and 4.18% in 1Q05), having a positive impact on the net cash position.

In the comparison between 1Q05 and 1Q04, Tele Sudeste's net financial revenue remained almost stable.

Net Profit	Tele Sudeste recorded a net profit of R$ 40.7 in the quarter, 7.7% higher than that obtained for 1Q04.

Indebtedness

On March 31, 2005, TSD's debts related to loans and financings amounted to R$ 50.1 million (R$ 50.3 million on December 31, 2004), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 244.0 million) and by derivative assets and liabilities (R$ 7.6 million payable) resulting in a net cash position of R$ 186.3 million, a 35.9% reduction in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments made in the quarter totaled R$ 56.8 million. The increase in investments in relation to the same period of last year is basically due to the following factors: (i) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The accumulated positive operating cash flow evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program during the year, having recorded R$ 95.6 million in 1Q05.

Capital Market

In 1Q05, the value of TSD´s common shares (ON) and preferred shares (PN) dropped 8.8% and 21.1%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 1.6%. By the end of 1Q05, the Company's ON and PN shares were traded at R$ 4.36 and R$ 4.96, respectively, per lot of one thousand shares.

The price of Tele Sudeste´s Level II ADRs dropped by 16.0% in the quarter, in face of a 2.6% reduction in the Dow Jones index. The closing price of TSD's ADRs for the quarter was USD 8.90

Reverse Stock Split

The Board of Directors of the Company submitted the proposal for a reverse split of TSD's 449,009,994,135 book-entry, registered shares, with no face value to the Special Meeting of Shareholders held on 03/29/2005, of which 189,434,957,933 are common shares and 259,575,036,202 are preferred shares of its capital stock, in the proportion of five thousand (5,000) shares for one (1) share of the respective type, converting them into 89,801,999 book-entry, registered shares, with no face value, of which 37,886,992 are common shares and 51,915,007 are preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, as further amended.

No ADRs grouping will be effected in the United States of America , only the number of shares for each ADR will change on May 04, 2005, namely, from 5,000 shares for each ADR to one (1) share for each ADR. Therefore, no fractional shares will result in the ADRs program, differently from what will occur in the Brazilian transaction.

TSD's authorized capital should be also changed by the same proportion, being reduced from 700 billion shares to 140 million shares, with consequent amendment to the Company's Bylaws.

Social Responsability

•  VIVO has carried out an environment awareness action under Verão VIVO Program, holding several events in coastal regions of Brazil in January and February. For such purpose, it has been provided support by VIVO Institute, which sponsored the production of 25,000 copies of book " A Água Nossa de Cada Dia " (Our Everyday Water), with drawings and authorship by Ziraldo. Focused on clean sea water, the book provides basic guidelines to children and adults on environment preservation, with the purpose of stimulating citizenship.

•  In February, VIVO Institute opened "Espaço VIVO Voluntário" (VIVO Voluntary Space) in São Paulo , a production center for Braille materials. Such Space will enable VIVO voluntaries to produce Braille contents requested by VIVO Institute's partner institutions in all the area covered by VIVO operators. Accordingly, the Program will contribute to teach blind children and adults to read, making it easier for them to have access to information.

•  The Efort Partnership for Digital Inclusion was also launched in March, being comprised of Efort Institute, VIVO Institute, Furnas Centrais Elétricas, São Paulo City Hall, Social Security Institute and Office of the Federal Attorney-General, having for goal the inclusion of young people, adults and elderly people with special education needs in the labor market. VIVO Institute contributed to the project through donation of equipment for assembling a fully-adapted telecenter, which houses microcomputers with special software (amplifiers and text readers for blind people), lifting platform (for taking deficient people to the auditorium) and Braille printers.

Main Prizes, Awards and Events

•  VIVO was nominated, for the second consecutive year, as one of the mobile telephone operators that mostly respect consumers within mobile telephone category, during the Marketing Show sponsored by Consumidor Moderno magazine.

•  Ipsos-ASI, a division of Ipsos-Brasil research institute focused on communication evaluation (advertising effectiveness) has selected only three campaigns as the most effective in 2004. Among them is VIVO's Mother's Day campaign.

•  VIVO sponsors the second edition of the Open Air event, which will be held in the Capitals of three States in this year. VIVO Open Air, which was a great success last year, allows public audiences to watch open air movies. In this year the event was held from March 10 to 31, in the city of São Paulo . In Rio de Janeiro , it will be held until April 28 th and, for the first time in Brasília, it will be held from May 11 to 29. One hundred thousand people are expected to attend the events in the three cities.

•  VIVO was present at Telexpo 2005, the main IT and Telecom event in Latin America, which was held in March, in São Paulo . The exhibition was used for showing the entire portfolio of the products and services offered by the Group, divided into five families: "VIVO Encontra", "VIVO Inovando", "VIVO 3G", "VIVO Pagamentos" and "VIVO Empresas".

•  VIVO has sponsored significant Carnival actions in the cities of São Paulo , Rio de Janeiro and Salvador . One of the noteworthy projects was Digital Carnaval, which offered a set of services based on the theme of Brazilian most traditional parade. VIVO service, in partnership with Nokia, offered images and sounds of the main Samba schools of Rio de Janeiro .

•  VIVO entered into a partnership with the Brazilian Soccer Confederation for sponsoring the Brazilian Soccer Teams, in the following categories: main male and female and basic team. Valid for ten years, the partnership includes distribution of multimedia contents through the operator's cellular handsets, in addition to application of VIVO brand on accessories, some soccer team transportation vehicles and, in special, on training uniforms.

BALANCE SHEET - TSD

R$ million

ASSETS	Mar-31-05	Dec-31-04
Current Assets	**1,246.4**	**1,347.9**
Cash and cash equivalents	244.0	353.9
Net accounts receivable	410.5	407.7
Inventory	93.2	131.6
Advances to suppliers	6.1	8.0
Deferred and recoverable taxes	330.4	328.0
Derivatives transactions	1.3	1.5
Prepaid Expenses	81.3	37.3
Other current assets	79.6	79.9
Long Term Assets	**248.4**	**286.6**
Deferred and recoverable taxes	226.0	262.1
Tax incentives	1.5	1.5
Prepaid Expenses	13.3	15.4
Other long term assets	7.6	7.6
Permanent Assets	**1,229.9**	**1,264.6**
Investment	0.5	0.5
Plant, property and equipment	1,227.4	1,263.6
Deferred assets	2.0	0.5
Total Assets	**2,724.7**	**2,899.1**
LIABILITIES		
Current Liabilities	**663.1**	**881.3**
Personnel, tax and benefits	25.5	28.2
Suppliers and Consignment	383.7	564.9
Taxes, fees and contributions	52.7	67.7
Interest on own capital	37.7	37.7
Loans and financing	50.1	50.3
Contingencies provision	59.5	61.1
Derivatives transactions	8.9	14.5
Other current liabilities	45.0	56.9
Long Term Liabilities	**50.0**	**47.0**
Contingencies provision	25.5	22.6
Other long term liabilities	24.5	24.4
Shareholder's Equity	**2,011.5**	**1,970.7**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**2,724.7**	**2,899.1**

INCOME STATEMENTS - TSD

	According to Corporate Law				
R$ million	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**694.4**	**747.0**	**-7.0%**	**613.4**	**13.2%**
Gross service revenues	573.6	558.6	2.7%	522.1	9.9%
Deductions – Taxes and others	(151.7)	(144.4)	5.1%	(126.6)	19.8%
Gross handset revenues	120.8	188.4	-35.9%	91.3	32.3%
Deductions – Taxes and others	(66.6)	(83.7)	-20.4%	(38.2)	74.3%
Net Revenues	**476.1**	**518.9**	**-8.2%**	**448.6**	**6.1%**
Net service revenues	**421.9**	**414.2**	**1.9%**	**395.5**	**6.7%**
Subscription and Usage	221.3	210.9	4.9%	197.3	12.2%
Network usage	183.3	190.7	-3.9%	188.2	-2.6%
Other services	17.3	12.6	37.3%	10.0	73.0%
Net handset revenues	54.2	104.7	-48.2%	53.1	2.1%
Operating Costs	**(323.7)**	**(416.9)**	**-22.4%**	**(279.9)**	**15.6%**
Personnel	(28.0)	(32.9)	-14.9%	(27.3)	2.6%
Cost of services rendered	**(84.8)**	**(92.0)**	**-7.8%**	**(67.0)**	**26.6%**
Leased lines	(31.3)	(12.8)	144.5%	(14.6)	114.4%
Interconnection	(12.1)	(39.8)	-69.6%	(14.6)	-17.1%
Rent/Insurance/Condominium fees	(9.8)	(9.2)	6.5%	(10.6)	-7.5%
Fistel and other taxes and contributions	(18.7)	(15.8)	18.4%	(17.4)	7.5%
Third-party services	(12.9)	(13.9)	-7.2%	(9.7)	33.0%
Others	0.0	(0.5)	n.d.	(0.1)	n.d.
Cost of handsets	(86.0)	(185.0)	-53.5%	(80.7)	6.6%
Selling expenses	**(102.0)**	**(115.3)**	**-11.5%**	**(78.1)**	**30.6%**
Provision for bad debt	(9.4)	(6.1)	54.1%	(11.4)	-17.5%
Third-party services	(84.3)	(104.0)	-18.9%	(62.9)	34.0%
Others	(8.3)	(5.2)	59.6%	(3.8)	118.4%
General & administrative expenses	(25.3)	(7.8)	224.4%	(25.6)	-1.2%
Other operating revenue (expenses)	2.4	16.1	-85.1%	(1.2)	n.d.
EBITDA	**152.4**	**102.0**	**49.4%**	**168.7**	**-9.7%**
Margin %	**32.0%**	**19.7%**	**12.4 p.p.**	**37.6%**	**-5.6 p.p.**
Depreciation and Amortization	(90.0)	(96.9)	-7.1%	(109.6)	-17.9%
EBIT	**62.4**	**5.1**	**1123.5%**	**59.1**	**5.6%**
Net Financial Income	1.2	(1.3)	n.d.	1.7	-29.4%
Financial Revenues	**17.3**	**17.8**	**-2.8%**	**21.2**	**-18.4%**
Exchange rate variation / Monetary variation	1.2	(1.1)	n.d.	2.3	-47.8%
Other financial revenues	16.2	18.8	-13.8%	20.7	-21.7%
(-) Pis/Cofins taxes on financial revenues	(0.1)	0.1	n.d.	(1.8)	-94.4%
Financial Expenses	**(16.1)**	**(19.1)**	**-15.7%**	**(19.5)**	**-17.4%**
Exchange rate variation / Monetary variation	(4.6)	10.6	n.d.	(4.1)	12.2%
Other financial expenses	(6.9)	(11.8)	-41.5%	(10.0)	-31.0%
Gains (Losses) with derivatives transactions	(4.6)	(17.9)	-74.3%	(5.4)	-14.8%
Non-operating revenue/expenses	0.2	0.1	100.0%	(0.2)	n.d.
Taxes	(23.1)	4.4	n.d.	(22.8)	1.3%
Net Income	**40.7**	**8.3**	**390.4%**	**37.8**	**7.7%**

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Mara Boaventura Dias	Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza

Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

Right planning programs – Customer profile adequacy plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.